Exhibit (a)(8)

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                        Supplement Dated October 1, 2004
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           Relating to the Offer to Purchase Dated September 10, 2004

                             LOLA BROWN TRUST NO. 1B
                                       and
                           ERNEST HOREJSI TRUST NO. 1B

                  Have Amended Their Offer to Purchase for Cash
               Up to 1,825,000 Outstanding Shares of Common Stock
                                       of
                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                       at
                              $19.89 Net Per Share

THE OFFER AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED, AND WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, OCTOBER 15, 2004, UNLESS THE OFFER IS FURTHER EXTENDED.

THE OFFER IS NOT CONDITIONED UPON THE RECEIPT OF FINANCING OR UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS SUBJECT TO CERTAIN CONDITIONS. SEE "THE OFFER -- SECTION 14."

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE
MERITS OR FAIRNESS OF THIS TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THE OFFER OR THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    IMPORTANT


     Any shareholder desiring to tender all or any portion of the shareholder's shares should either:

     |X| Request the shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the shareholder. A shareholder whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if the shareholder desires to tender such shares; or

     |X| Complete and sign the letter of transmittal (or a facsimile thereof) in accordance with the instructions in the letter of transmittal, have the shareholder's signature guaranteed if required by Instruction 1 to the letter of transmittal, mail or deliver the letter of transmittal (or such facsimile), or, in the case of a transfer effected pursuant to the book-entry transfer procedures set forth in "THE OFFER --
          Section 7," transmit an "agent's message" (as defined in "THE OFFER --
          Section 6"), and any other required documents to the depositary and either deliver the certificates for such shares to the depositary along with the letter of transmittal (or such facsimile) or deliver the shares pursuant to the book-entry transfer procedures set forth in "THE OFFER -- Section 7."

If a shareholder desires to tender shares and the share certificates are not immediately available, or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the depositary prior to the "expiration date" (as defined herein), then the tender may be effected by following the procedure for guaranteed delivery set forth in "THE OFFER -- Section 7."

Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the information agent, at the address and telephone number set forth on the back cover of this offering document. Additional copies of this offering document, the letter of transmittal, the notice of guaranteed delivery and other related materials may be obtained from the information agent.


                    THE INFORMATION AGENT FOR THIS OFFER IS:

                            MACKENZIE PARTNERS, INC.
                               [GRAPHIC OMITTED]

                           [Intentionally Left Blank]

                                  INTRODUCTION

The following information amends and supplements the Offer to Purchase dated September 10, 2004 (the "Offer to Purchase") of the Lola Brown Trust No. 1B, an irrevocable grantor trust domiciled and administered in South Dakota (the "Lola Trust") and the Ernest Horejsi Trust No. 1B, an irrevocable grantor trust domiciled and administered in South Dakota (the "Ernest Trust" and, together with the Lola Trust, the "Trusts" and also referred to herein as "we," "our" or "us"), pursuant to which the Trusts are offering to purchase up to 1,825,000 of the outstanding shares of common stock, par value $0.0001 per share (the
"shares") of Neuberger Berman Real Estate Income Fund Inc., a Maryland corporation ("NRL"), not owned by the Trusts, at a price of $19.89 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest, upon the terms and subject to the conditions set forth in this Supplement to the Offer to Purchase (the "Supplement"), the Offer to Purchase and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").


Except as otherwise set forth in this Supplement, the terms and conditions set forth in the Offer to Purchase and the letter of transmittal are applicable in all respects to the Offer. The information set forth below should be read in conjunction with the Offer to Purchase and letter of transmittal and terms not defined herein which are defined in the Offer to Purchase have the meanings ascribed to them in the Offer to Purchase.


                              QUESTIONS AND ANSWERS


How have you amended the offer?

     We are amending our offer to extend the expiration date and to provide you with the additional information regarding the offer set forth below in this Supplement. We have not changed the number of shares we are offering to purchase, the offer price, the procedures for tendering and withdrawing shares or any of the other terms of our offer other than the expiration date.


What is the new expiration date for the offer?

     We are extending the expiration date for the offer to 12:00 Midnight, New York City Time on Friday, October 15, 2004, unless further extended.


Why did you extend the expiration date for the offer?

     As we describe below, NRL's board of directors recently took a series of steps to defeat our offer. We will not be able to purchase shares under the offer unless we are able to successfully obtain a court order against certain of the steps taken by the NRL board. As a result, we are extending the expiration date for the offer in order to preserve the offer for shareholders and so that we have sufficient time to respond to the actions taken by NRL's board.


Can you extend the offer again?

     We may, but are not required to, extend the offer again depending on the timing of any court proceedings in response to the actions taken by NRL's board. We may also extend the offer in our discretion for other reasons, and we will extend the offer again if the rules of the Securities and Exchange Commission require us to do so. If we extend our offer again, we will make a public announcement of the extension by no later than 9:00 a.m., New York City time, on the next business day after the day on which our offer was scheduled to expire. See "THE OFFER - Section 5."


What communications have occurred between you and NRL?

     On September 10, 2004, we delivered a letter to the board of directors of NRL from Stewart R. Horejsi, the text of which is set forth in full in the Offer to Purchase, in which Mr. Horejsi urged the NRL board to support our offer and offered to meet with the NRL board to discuss our offer. Counsel for NRL and NRL's independent directors responded to Mr. Horejsi's letter with a letter dated September 14, 2004 in which counsel stated that a special committee of NRL's independent directors has been created and was available to meet with Mr. Horejsi on September 20, 2004 to discuss the offer. Counsel for NRL further requested that Mr. Horejsi provide extensive information regarding Boulder Investment Advisers, LLC ("BIA") and Stewart West Indies Trading Company, Ltd., doing business as Stewart Investment Advisers ("SIA"), which we identified in our Offer to Purchase as investment advisers we intended to propose as replacement co-advisers for NRL in connection with our proposed new direction for NRL. A copy of the letter from NRL's counsel is filed as Exhibit (a)(10) to Amendment No. 1 to the Schedule TO we have filed with the SEC.

     We responded to the letter from NRL's counsel with a letter dated September 16, 2004, in which we provided that portion of the information requested by NRL's counsel in the September 14, 2004 letter that we believed might be relevant. We did not provide all of the information NRL's counsel requested because the requested information related to whether NRL might retain BIA and SIA as advisers to the fund, and while we may propose that NRL take that action, we have not yet made such a proposal and, given the NRL board's hostile response to our offer, we do not expect to make such proposal to the current board. In our letter, we also requested certain information regarding NRL's incumbent adviser and indicated a willingness to meet by telephone with the special committee of NRL's board on September 20, 2004 to discuss the offer. A copy of our September 16, 2004 letter is filed as Exhibit (a)(11) to Amendment No. 1 to the Schedule TO we have filed with the SEC. We have not received a response to the request in our September 16, 2004 letter for certain information concerning NRL's advisers.

     On September 20, 2004, Mr. Horejsi and Stephen Miller on behalf of the Trusts and special counsel to the Trusts participated in a conference call with the special committee of NRL's board and their counsel. During the call, Mr. Horejsi made a presentation regarding the offer, urged the special committee to support the offer, and responded to questions from the special committee regarding the offer.


Has NRL's board responded to the offer?

     On September 23, 2004, NRL announced that its board recommended that NRL's shareholders reject the offer and not tender their shares to us for purchase. NRL also announced that its board has taken a series of steps designed to defeat our offer, including:

     |X| issuing 139,535 shares to Neuberger Berman, LLC, a sub-adviser to NRL, for $21.50 per share and an aggregate of $3,000,002.50, pursuant to a common stock purchase agreement;

     |X| adopting resolutions effective immediately after the issuance of shares to Neuberger Berman, LLC pursuant to which it is intended that NRL would be subject to the Maryland Control Share Acquisition Act as well as the Maryland Business Combination Act;

     |X| authorizing NRL to commence an issuer tender offer for 943,704 shares at a price of $20.00 per share, even though the NRL board recommended that shareholders not tender their shares in the issuer tender offer;

     |X| adopting a "poison pill" or Rights Agreement between NRL and the Bank of New York as Rights Agent, and authorizing a declaration of a dividend of rights under that agreement; and

     |X| authorizing the commencement of a lawsuit against us seeking to enjoin us from consummating our offer on the basis that we allegedly made material false statements and omissions in our Offer to Purchase. A copy of the complaint purportedly filed against us is attached as Exhibit a(9) to Amendment No. 1 to the Schedule TO we have filed with the SEC.


     In determining to take these steps, the NRL board elected not to seek approval of NRL's shareholders. Each of these steps designed to defeat our offer will prevent one or more of the conditions to our offer from being met. See "THE OFFER - Section 14." However, we do not intend to rely on the announcement, commencement or consummation of NRL's self tender offer as grounds for avoiding or delaying our obligation to accept for payment and pay for tendered shares.


Do you intend to respond to the actions by NRL's board?

     Yes. We are evaluating a number of alternative responses to the actions taken by NRL's board in opposition to our offer. We intend to vigorously defend the lawsuit announced by the NRL board. We also are currently evaluating the commencement of litigation, either in connection with NRL's suit against us or in separate litigation, against NRL, its board and/or potentially other defendants to:

     |X| stop the "poison pill" or Rights Agreement between NRL and the Bank of New York; and

     |X| declare the Maryland Control Share Acquisition Act as well as the Maryland Business Combination Act inapplicable to the Trusts.

     We may also choose to bring claims against the NRL board, either in connection with NRL's suit against us or in separate litigation, alleging that certain actions taken by the NRL board in response to our offer constitute a breach of fiduciary duty and/or a violation of federal securities laws, if we determine that a sufficient basis exists to support those claims.

     To provide additional time to formulate and execute our response and obtain a court order against certain of the actions of NRL's board, and to provide shareholders with additional time to consider the actions taken by NRL's board and our response, we have extended the expiration date of the offer by one week, to Friday, October 15, 2004.


Will you accept shares tendered in the offer for payment if you are not successful in obtaining a court ruling against NRL?

     The action of the NRL board in adopting the "poison pill" or Rights Agreement was intended to make it financially impossible for us to accept shares tendered in the offer for payment. The NRL board's sale of stock to its sub-adviser and its subsequent attempt to elect to apply the Maryland Control Share Acquisition Act in a manner that circumvents the exception for existing 10% shareholders was designed to prohibit us from voting shares we might acquire in this offer without a subsequent shareholder vote to approve our voting rights. We do not expect to accept for purchase the shares tendered in this offer if we are not successful in obtaining a court ruling against NRL on these issues.


Have there been any changes in your reasons for making the offer or your plans for NRL?

     No, our reasons for making the offer and our plans for NRL have not changed. We made our offer because we intend to acquire as much as 50.1% of the outstanding shares so that we may take NRL in a new direction.

     NRL's sale of 139,535 shares to its sub-adviser means that, according to NRL's Schedule 14D-9 filed with the SEC on September 23, 2004, there would have been 4,718,518 shares outstanding on September 23, 2004 (assuming the issuance to the sub-advisor was valid). If the full 1,825,000 shares that we have offered to purchase in our offer are tendered in the offer and purchased by us, we would hold an aggregate of 2,293,100 shares, including the shares acquired by us prior to commencing our offer, representing approximately 48.6% of the outstanding shares. If NRL's share issuance to its sub-advisor is not valid, then we would hold 50.1% of the outstanding shares. We have elected not to increase the number of shares we are offering to purchase in the offer at this time, although we may choose to do so in the future. However, federal securities laws permit us to purchase an additional two percent of the outstanding shares without amending our offer to increase the number of shares we are offering to purchase.

     To implement our plan to take the fund in a new direction, we intend to propose at the appropriate time that:

     |X| NRL shareholders elect our nominees in place of the incumbent directors at each of NRL's annual meetings until all NRL directors were nominated by us (or by directors that we nominated);

     |X| NRL's incumbent investment adviser be terminated and replaced with BIA and SIA, as co-advisers, which we partially own;

     |X| Stewart R. Horejsi, an investment consultant to us, be appointed as NRL's portfolio manager;

     |X| NRL's incumbent administrator be terminated and replaced with Fund Administrative Services, LLC, which we partially own;

     |X|  NRL change its name so that it does not  include  "Neuberger  Berman;"
          and

     |X| NRL change its investment policies and objectives, which may include, among other changes, proposals for NRL to expand its scope to include investments in real estate operating companies and investment trusts outside the United States, consistent with our philosophy that NRL's advisers should have the greatest possible flexibility to seek out and invest in what they believe to be the best values among any asset class anywhere in the world.

     Some of these changes are likely to increase NRL's costs. See "THE OFFER --
     Section 3." We believe that BIA and SIA would perform better than the incumbent adviser, warranting the increased fees that they would likely charge. If we did not believe that, we would not suggest hiring BIA and SIA.

     Under applicable law and the governing documents of NRL, both the NRL shareholders and board of directors are independently authorized to remove the investment adviser, however only NRL's board is authorized to appoint a new investment adviser, which appointment must then be approved by the NRL shareholders. NRL's board is authorized to remove and replace the administrator without subsequent shareholder approval.

     Federal securities laws require that any NRL board that would consider our proposals must include a specified number of directors who are not interested directors.

     We do not anticipate making these proposals unless we are successful in acquiring and having voting rights with respect to 50% of the shares or at least a significantly larger number of shares than we presently own. As we have indicated above, we will not be able to acquire and have voting rights with respect to 50% of the shares or a significant number of shares unless we are successful in obtaining a court ruling against NRL with respect to NRL's Rights Agreement or "poison pill" and its attempt to elect to apply the Maryland Control Share Acquisition Act to us.

     We would recommend to the NRL board that the incumbent adviser be replaced only after studying the adviser's record. Based on what we know today, we would favor replacing the adviser. But our decision with respect to any proposal to replace the adviser will only be made after fully reviewing the facts, and only at a future time when the facts that exist today may have changed.


Is your offer coercive?

     The NRL board alleged that our offer was coercive. We do not agree. They cited several reasons for their conclusion:

     |X| The NRL board did not think BIA and SIA have the same level of professional experience and investment resources as NRL's current adviser. Since any decision to retain a new adviser for NRL could only be made by the independent members of the NRL board, we do not think this is an issue that requires resolution in order for our offer to proceed and instead indicates that the NRL board was overly concerned with protecting NRL's incumbent adviser.

     |X| The NRL board claimed they were concerned about NRL having increased costs and taxes. None of these changes could occur without a decision by the independent members of the NRL board.

     |X| The NRL board said our offer was for less than the net asset value of NRL and without any premium to market. Our offer is currently at a premium to market. Our offer price is less than NRL's net asset value, as is NRL's own announced issuer tender offer. We do not believe this fact makes our offer coercive, as shareholders are free to decide whether the price we are offering is adequate or not.

     |X| The NRL board said the market for the shares may become substantially less liquid. We do not intend to cause NRL's shares to be delisted from the New York Stock Exchange and we anticipate that, following our offer, the shares will continue to trade based primarily upon NRL's underlying net asset value.

     |X| The NRL board said that our offer was not for all shares. Shareholders who decide not to tender in our offer and shareholders, if any, who cannot sell all of their shares in our offer will still own their NRL shares and will still be able to sell those shares in the public markets, just as they can today.

     |X| The NRL board said that we would be able to make changes in NRL's policies and objectives and implement rights offerings to all shareholders. None of the fifteen members of the NRL board own even a single NRL share. If our offer is successful, we will own approximately 50% of the shares. We have every financial incentive to only take actions that are in the best interests of shareholders.


What are the relationships among the Trusts, Stewart R. Horejsi, BIA, SIA and Fund Administrative Services, LLC?

     Stewart R. Horejsi is the grandson of Lola Brown, the settler of the Lola Trust, and he is the son of Ernest Horejsi, the settler of the Ernest Trust. Mr. Horejsi is a discretionary beneficiary of both Trusts. Mr. Horejsi's daughter, Susan L. Ciciora, serves as one of the three trustees of both Trusts, and Robert Ciciora, Mrs. Ciciora's brother-in-law, is one of the directors of Badlands Trust Company, also a trustee of both Trusts, which we refer to as "Badlands."

     Prior to 1997, Mr. Horejsi was a trustee of each Trust and acted in an advisory capacity with respect to the Trusts' investments. In 1997, Mr. Horejsi resigned his trusteeship with respect to each of the Trusts. Since then he has served as an investment adviser and financial consultant to both Trusts with discretionary authority to manage the investment portfolios of the Trusts in accordance with the Trusts' investment objectives determined by the trustees. Each Trust pays Mr. Horejsi an annual fee of $2,500 and quarterly fees equal to 0.6% of the assets in the Trust portfolios other than holdings in Berkshire Hathaway, Inc., Boulder Total Return Fund, Inc., Boulder Growth & Income Fund, Inc. and First Financial Fund, Inc. For the twelve months ended September 30, 2004, the Trusts paid Mr. Horejsi an aggregate of $8,914 for his services.

     Mr. Horejsi is an employee of and serves as the portfolio manager for BIA and for SIA. Evergreen Atlantic, LLC and the Lola Trust each hold 50% of the membership interests in BIA. The Stewart West Indies Trust is the sole shareholder of SIA. Evergreen Atlantic, LLC and the Lola Trust each hold 50% of the membership interests in Fund Administrative Services, LLC.

     The members of Evergreen  Atlantic,  LLC are the Evergreen Trust, the Susan
     L. Ciciora Trust, the John S. Horejsi Trust and the Stewart West Indies Trust, which hold membership interests in the following percentages, respectively: 11%, 30%, 15% and 44%. The trustees of the Evergreen Trust are Stephen C. Miller, Larry Dunlap and Badlands. Badlands is the sole trustee for each of the Susan L. Ciciora Trust, the John S. Horejsi Trust and the Stewart West Indies Trust. Mr. Horejsi is not a beneficiary under the Susan L. Ciciora Trust, the John S. Horejsi Trust or the Stewart West Indies Trust. Mr. Horejsi is the manager of Evergreen Atlantic, LLC.


Will the Trusts use any of the shares as collateral for margin borrowings used to make payment for shares in the offer?

     No. We intend to use cash on hand and margin borrowings under an account maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated to fund the acquisition of the shares we are offering to purchase in this offer. See "THE OFFER -- Section 4." We will not use any shares as collateral for the margin borrowings under the Merrill Lynch account. The offer is not conditioned on financing. Under the terms of the Merrill Lynch accounts, the Trusts have additional borrowing authority exceeding $100 million, without including any shares as collateral. Accordingly, the Trusts currently have, and we are highly confident that the Trusts will continue to have, sufficient funds for the acquisition of the shares upon any expiration of the offer.


If I already tendered my shares in the offer, do I have to do anything now?

     No. Shareholders who validly tendered their shares previously and have not withdrawn them do not have to take any further action. If the Offer is completed, these shares will be accepted for payment and the tendering shareholders will receive the offer price of $19.89 per share in cash, without interest, less any required withholding taxes.


Have your anticipated expenses increased as a result of the NRL board's response to your offer?

     Yes, we anticipate incurring additional expenses as a result of the NRL board's response to our offer, including legal expenses incurred and to be incurred by us in connection with litigation commenced as a result of the actions taken by NRL's board. Our estimate of expenses in connection with the offer has increased to $125,000.


Who can I contact if I have additional questions about the offer?

     If you have questions or you need assistance, you should contact MacKenzie Partners, Inc., the information agent for the offer, at (212) 929-5500 (collect) or (800) 322-2885 (toll-free).


                                  MISCELLANEOUS

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of that jurisdiction. We are not aware of any jurisdiction in which the making of the Offer or the tender of shares in connection therewith would not be in compliance with the laws of such jurisdiction. If we become aware of any state law prohibiting the making of the Offer or the acceptance of shares pursuant thereto in such state, we will make a good faith effort to comply with any such state statute or seek to have such state statute declared inapplicable to the Offer. If, after such good faith effort, we cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Trusts by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on our behalf not contained in the Offer and, if given or made, that information or representation must not be relied on as having been authorized.

We filed with the SEC a Schedule TO on September 10, 2004 and an Amendment No. 1 to Schedule TO on October 1, 2004 under Exchange Act Rule 14d-3, together with exhibits, furnishing additional information with respect to the Offer, and may file additional amendments thereto. That schedule and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the same manner as discussed in "THE OFFER -- Section 12" with respect to information concerning NRL.

                                                          LOLA BROWN TRUST NO.1B
                                                      ERNEST HOREJSI TRUST NO.1B

October 1, 2004

     Facsimile copies of the letter of transmittal, properly completed and duly executed, will be accepted. The letter of transmittal, certificates for shares and any other required documents should be sent or delivered by each shareholder of NRL or his or her broker, dealer, commercial bank, trust company or other nominee to the depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:

                             The Colbent Corporation



                 By Mail:                               By Overnight Courier:                              By Hand:
          The Colbent Corporation                      The Colbent Corporation                     The Colbent Corporation
          Attn: Corporate Actions                      Attn: Corporate Actions                     Attn: Corporate Actions
                POB 859208                               161 Bay State Drive                         161 Bay State Drive
          Braintree MA 02185-9208                        Braintree MA  02184                         Braintree MA  02184


                                  By Facsimile:
                                 (781-380-3388)

                         Confirm Facsimile Transmission:
                             (781-843-1833 Ext. 200)

     Questions and requests for assistance may be directed to the information agent at its address and telephone numbers listed below. Additional copies of this Supplement, the Offer to Purchase, the letter of transmittal and other tender offer materials may be obtained from the information agent, and will be furnished promptly at our expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.



                     The Information Agent for the Offer is:

                            MACKENZIE PARTNERS, INC.
                               [GRAPHIC OMITTED]
                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                                       or
                           (800) 322-2885 (Toll Free)

                       E-MAIL: proxy@mackenziepartners.com